Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main202.618.5000 Fax202.217.2554 Main212.407.4000 Fax212.407.4990

August 20, 2024

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted February 14, 2024

CIK No. 0001987189

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated February 28, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Amendment No. 2”).  Contemporaneously, we are filing an amendment No. 3 to DRS via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Summary of Risk Factor, page 3

1.We note your response to prior comment 4 and reissue the comment in part. Please revise your summary of risk factors to reinstate disclosure that the PRC government may intervene or influence your operations in China (including Hong Kong) at any time, which could result in a material change in your operations.

In addition, expand your risk factor discussion regarding changes in the policies, regulations and rules, and the enforcement of laws of the PRC government to discuss that such risks could result in a material change in your operations and/or the value of the securities you are registering for sale. Please include cross-references to the more detailed discussion of each of the risks related to doing business in China in the prospectus.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 4, 17 and 18 of the Amendment No. 3.

Because SLG Cayman is a holding company conducting all its operations through PRC subsidiaries … page 17

2.We note your revised disclosure in response to prior comment 6 and reissue the comment in part. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. In that regard, we note you removed language stating that the PRC government may intervene or influence your operations in China (including Hong Kong) at any time. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 17 and 18 of the Amendment No. 3.

Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented quickly..., page 17

3.Please expand this risk factor to discuss that the risks and uncertainties regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice could result in a material change in your operations and/or the value of the securities you are registering for sale. Please also revise the body of this risk factor to discuss the risk described in the header of this risk factor.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on pages 17 and 18 of the Amendment No. 3.

Related Party Transaction, page 100

4.Please revise your disclosure in response to prior comment 10 to clarify whether the loans to Mr. Chiu, your Chief Executive Officer and Chairman, have been repaid. As Exchange Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer, please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 to the extent such loans are outstanding.

Response:  In response to the Staff’s comments, the Company has added the following disclosure on page 100 of the Amendment No. 3:

The Company advised that Fuzhou JB, Jiabin HK and Mr. Hue entered into a tripartite deed (the “Deed”) on May 31, 2024. Pursuant to the Deed, among other things, (i) Jiabin HK agrees to assume and repay any and all of liabilities of Mr. Hue under the debt agreements between Fuzhou JB and Mr. Hue dated August 1, 2023, August 10, 2023, August 20, 2023 and August 25, 2023 (the “Debt Agreements”), pursuant to which Fuzhou JB extended a loan facility in the aggregate amount of RMB120 million to Mr. Hue, and as of the date of the Deed, such loan facility and all accrued interest thereunder amounted to RMB3.27 million in aggregate; and (ii) Fuzhou JB agrees to seek repayments of all liabilities under the Debt Agreements (including, without limitation, all interests accrued and payable under the Debt Agreements) from Jiabin HK and not to seek repayment of any such liability under the Debt Agreements from Mr. Hue. Each of Fuzhou JB, Jiabin HK and Mr. Hue acknowledges and agrees to the transactions referred to under the Deed. For the avoidance of doubt, each of Fuzhou JB, Jiabin HK and Mr. Hue acknowledges and agrees under the Deed that after completion of such transactions under the Deed, Mr. Hue shall be deemed to have discharged his liabilities under the Debt Agreements in its entirety, and that the remaining of the account payables that Jiabin HK owes to Mr. Hue shall be approximately RMB11 million. During July 2024, Jiabin HK repaid RMB 11 million to Mr. Hue, Kwok Chiu and as of the date of the issuance of the combined and consolidated financial statements, the balance due to Mr. Hue, Kwok Chiu was approximately RMB 0.48 million. Therefore, the Company considered that it complies with Section 13(k) of the Securities Exchange Act of 1934.

Exhibits

5.We note that Exhibits 10.3 and 10.4 filed in response to prior comment 8 contain English- language portions followed by Chinese-language sections. Please confirm, if accurate, that the English portions are fair and accurate translations of the ensuing Chinese portions of these documents. In addition, please revise the exhibits to disclose the English language names of the borrowers, lenders and signatories to such agreements.

Response: In response to the Staff’s comments, the Company has revised the exhibits to disclose the English language names of the borrowers, lenders and signatories to such agreements.  The Company confirms that the English portions are fair and accurate translations of the ensuing Chinese portions of these documents.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc:  Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited

Annex

Road Freight Logistics Volume in December 2022

Road Freight Logistics Volume

Unit of measure: 10,000 tons, 10,000 ton-

kilometers

	Freight Volume			Cargo Turnover
	Since beginning of the year		Year-on-year Growth Rate (%)	Since beginning of the year		Year-on-year Growth Rate (%)
	Accumulated	Current month		Accumulated	Current month
Total	3 711 928	319 549	-5.5	689 580 375	60 348 999	-1.2
Beijing	18 549	1 277	-19.6	2 254 273	158 191	-17.9
Tianjin	30 382	2 493	-12.0	6 048 695	513 679	-10.1
Hebei	196 727	15 443	-13.4	78 903 412	6 424 423	-8.8
Shanxi	107 024	9 284	-6.7	31 642 533	2 788 179	-1.9
Inner Mongolia	126 709	11 567	-4.6	21 409 584	1 906 944	-3.5
Liaoning	139 403	11 210	-8.6	27 775 287	2 237 699	2.1
Jilin	40 813	3 199	-14.4	12 766 790	978 662	-16.2
Heilongjiang	38 616	3 030	-8.2	8 460 928	681 496	3.7
Shanghai	44 846	4 210	-15.2	8 444 224	768 888	-18.6
Jiangsu	159 936	14 951	-14.3	32 076 348	3 155 008	-13.0
Zhejiang	205 935	18 293	-3.6	26 503 773	2 401 975	0.5
Anhui	245 982	20 933	-5.0	36 959 840	3 119 018	-0.9
Fujian	106 939	9 364	-3.5	12 606 156	1 086 841	2.2
Jiangxi	178 366	15 493	-1.5	40 864 159	3 604 533	3.2
Shandong	276 906	20 654	-4.9	79 126 306	6 121 701	5.3
Henan	230 055	21 470	1.6	77 161 860	7 687 712	9.8
Hubei	144 979	13 722	-10.1	20 587 595	1 983 692	-6.3
Hunan	186 123	17 578	-6.2	14 650 176	1 407 108	0.3
Guangdong	242 474	21 888	-9.4	27 103 305	2 459 458	-9.1
Guangxi	163 219	14 849	-3.4	18 856 269	1 809 865	0.7
Hainan	6 844	569	-10.0	395 164	33 379	-11.6
Chongqing	111 915	9 929	-7.6	10 633 002	972 976	-8.0
Sichuan	172 329	14 917	0.6	18 579 935	1 670 766	3.8
Guizhou	87 870	7 144	-1.4	7 229 091	561 564	-0.5
Yunnan	139 217	11 018	7.8	14 633 799	992 816	6.2
Tibet	3 934	335	-12.6	1 027 973	97 777	-13.6
Shaanxi	121 188	9 610	-1.2	18 710 228	1 551 274	2.9
Gansu	64 084	4 564	–	16 903 278	1 666 913	–
Qinghai	14 874	1 320	5.6	1 752 590	165 308	9.2
Ningxia	38 463	3 231	2.6	5 977 895	500 715	3.5
Xinjiang	67 225	6 005	–	9 535 906	840 441	–
Including: Corps	13 725	1 417	–	2 041 194	179 955	–

Note: This year's road freight logistics volume includes data from the Xinjiang Production and Construction Corps; The implementation of a greater intensity of highway differential toll policy in Gansu Province significantly impaired the operating mode of freight logistics in the province. The national growth rate is calculated in comparable term.

Statistical Bulletin on the Development of the Transportation Industry in 2023

Ministry of Transport

The year 2023 is the opening year for the full implementation of the spirit of the 20th Party Congress. In the face of the complex and severe international environment and the heavy task of domestic reform, development and stability, the transportation industry, under the strong leadership of the Communist Party of the PRC (the ''CPC") with Comrade Xi Jinping at the core, adhered to the general tone of seeking progress while maintaining stability, completely, accurately and comprehensively carried out the new development concept, served to accelerate the construction of a new pattern of development, focused on promoting high-quality development, strived to accelerate the construction of a strong transportation country, and strived to serve as a trailblazer for the modernization of the Chinese style, and provided strong transport service guarantee for the comprehensive construction of a modern socialist country provides a strong transport service guarantee.

I.Infrastructures

(a)Railroads

At the end of the year, the operating mileage of railroads nationwide was 159,000 kilometers, of which the operating mileage of high-speed railroads was 45,000 kilometers. The mileage of new lines put into operation was 3,637 kilometers, of which 2,776 kilometers were high-speed railways. The rate of railroad duplication was 60.3%, and the rate of electrification was 75.2%. The density of the national railroad network was 165.2 kilometers per 10,000 square kilometers, an increase of 4.1 kilometers per 10,000 square kilometers over the end of last year.

20
15
10
5
0
ten thousand Kilometers
14.0
14.6
15.1
15.5
15.9
2019
2020
2021
2022
2023

Fig.1 Operating mileage of national railroad from 2019 to the end of 2023

(b)Roads

At the end of the year, the mileage of national highways was 5,436,800 kilometers, an increase of 82,000 kilometers over the end of last year. The highway density was 56.63 kilometers per 100 square kilometers, an increase of 0.85 kilometers per 100 square kilometers.

Total mileage of national highways
(ten thousand kilometers)
National highway density
(kilometers/100 square kilometers)
543.68
2023
56.63
535.48
2022
55.78
528.07
2021
55.01
519.81
2020
54.15
501.25
2019
52.21

Fig. 2 Total mileage of national highways and highway density from 2019 to the end of 2023

At the end of the year, the mileage of grade 4 and above highways nationwide was 5,270,100 kilometers, an increase of 107,600 kilometers over the end of last year, representing 96.9% of the total mileage of highways, an increase of 0.5 percentage points. Among them, the mileage of highways of grade 2 and above was 762,200 kilometers, an increase of 18,600 kilometers, representing 14.0% of the total mileage of highways, an increase of 0.1 percentage points; while the mileage of expressways was 183,600 kilometers, an increase of 6,400 kilometers, and the mileage of national expressways was 122,300 kilometers, an increase of 2,400 kilometers.

Expressway
3.4%
Grade 1 highway
2.6%
Grade 2 highway
8.1%
Off-grade highway
3.1%
Grade 3 highway
9.1%
Grade 4 highway
73.8%

Fig. 3 Composition of national highway mileage at the end of 2023 (by technical grades)

At the end of the year, the mileages of national roads and provincial roads were 384,000 kilometers and 404,100 kilometers, respectively. The mileage of highways in rural areas was 4,598,600 kilometers, including 696,700 kilometers of county roads, 1,242,800 kilometers of township roads, and 2,659,100 kilometers of village roads.

At the end of the year, there were 1,079,300 highway bridges (95,288,200 linear meters), an increase of 46,100 highway bridges (9,523,300 linear meters) over the end of last year, including 10,239 grand bridges (18,730,100 linear meters) and 177,700 long bridges (49,943,700 linear meters). There were 27,297 highway tunnels (30,231,800 linear meters), an increase of 2,447 highway tunnels (3,447,500 linear meters), including 2,050 super long tunnels (9,240,700 linear meters) and 7,552 long tunnels (13,213,800 linear meters).

(c) Waterways

1．Inland Waterways

At the end of the year, the navigable mileage of inland waterways nationwide was 128,200 kilometers, an increase of 184 kilometers over the end of last year. The navigable mileage of grade waterways was 67,800 kilometers, representing 52.9% of the navigable mileage of inland waterways, of which the navigable mileage of grade 3 and above waterways was 15,400 kilometers, representing 12.0% of the navigable mileage of inland waterways.

At the end of the year, the inland waterway navigable mileages of all grades are: 2,192 kilometers for grade 1, 4,471 kilometers for grade 2, 8,741 kilometers for grade 3, 11,717 kilometers for grade 4, 7,375 kilometers for grade 5, 16,342 kilometers for grade 6, and 16,989 kilometers for grade 7. There were 60,300 kilometers of off-grade waterways.

2．Ports

At the end of the year, there were 22,023 berths for production in ports nationwide, an increase of 700 over the end of last year. Among them, there were 16,433 berths for production in inland river ports, an increase of 551 berths; and 5,590 berths for production in coastal ports, an increase of 149 berths.

At the end of the year, there were 2,878 berths of 10,000 tons and above in ports nationwide, an increase of 127 berths over the end of last year. From the distribution pattern, there are 469 berths of 10,000 tons and above in inland river ports, an increase of 18 berths; and 2,409 berths of 10,000 tons and above in coastal ports, a increase of 109 berth. From the usage pattern, there are 1,544 specialized berths of 10,000 tons and above, an increase of 76 berths, 664 general bulk cargo berths of 10,000 tons and above, an increase of 27 berths, and 447 berths of general miscellaneous cargo, an increase of 13 berths, 3 berths of 10,000 tons and above for passenger and cargo, a decrease of 1 berth, 183 berths of 10,000 tons and above for multi-purpose use, an increase of 8 berths, and 37 berths of 10,000 tons and above for other berths, an increase of 4 berths.

Table 1

Number of berths of 10,000 tons and above in national ports at the end of 2023

Table 2

Composition of national berths of 10,000 tons and above at the end of 2023 (by major use)

Unit: number

Berth usage	Number of berths at year-end	Increase over last year-end
Specialized berths	**1,544**	**76**
Of which: container berths	380	8
Coal berths	275	2
Metal ore berths	92	4
Crude oil berths	101	8
Finished oil berths	161	6
Liquid chemical berths	306	19
Bulk grain berths	39	0
Others	190	29
General bulk berth	**664**	**27**
General cargo berth	**447**	**13**
Cargo berth	**3**	**-1**
Multi-purpose berth	**183**	**8**
Other berth	**37**	**4**

(d) Civil Aviation

At the end of the year, there were 259 airports licensed for civil aviation transportation, an increase of 5 airports over the end of last year, of which 259 airports with regular flights and 255 cities (or regions)with regular flights.

The annual passenger throughput of 102 airports reached 1,000,000 or more, of which 38 airports exceeded passenger throughput of 10,000,000. There were 63 airports with an annual cargo and mail throughput of 10,000 tons or more.

(e) Postal

At the end of the year, there were 468,000 postal industry operating locations of various types, an increase of 34,000 locations over the end of last year. Among them, there were 55,000 universal postal service outlets, 234,000 express delivery enterprise outlets, and 179,000 service stations and other types of outlets. The country has set up 365,000 village-level comprehensive service stations (village postal stations) for mail delivery and logistics. There are 40,000 postal universal service networks and 228,000 express service networks nationwide. There were 100,000 rural delivery routes for universal postal service nationwide, and 124,000 urban delivery routes, an increase of 5,000.

(f) Urban Passenger Transportation

At the end of the year, the number of operating electric buses was 79,800 lines nationwide, an increase of 1,800 over the end of last year, with a total length of 1,733,900 kilometers, an increase of 69,400 kilometers, of which 20,300 kilometers were bus transportation routes, an increase of 405.3 kilometers. The number of operating urban rail transportation lines was 308, an increase of 16, operating mileage of 10,158.6 kilometers, an increase of 604.0 kilometers, of which 256 were subway lines (9,042.3 kilometers) and 7 were light rail lines (267.5 kilometers). The number of operating urban passenger ferries was 80 routes, an increase of 1, with a total operating route length of 306.4 kilometers, a decrease of 28.2 kilometers.

II.Transportation Facilities

(a)Railroads

At the end of the year, there were 22,400 locomotives nationwide, an increase of 200 locomotives over the end of last year, of which 7,800 were internal combustion locomotives and 14,600 were electric locomotive. There were 78,000 passenger railroad cars, an increase of 1,000 cars, of which 35,416 were standardized electric multiple units (4,427 D-Series High-Speed Trains), an increase of 1,674 standardized electric multiple units (209 D-Series High-Speed Trains). There were 1,007,000 goods wagons, an increase of 11,000 goods wagons.

(b)Roads

At the end of the year, there were 12,262,000 road vehicles for business nationwide. By pattern, there were 552,400 passenger cars (16,382,900 passenger seats), a decrease of 1,800 passenger cars (89,500 passenger seats) over the end of last year. There were 11,709,700 road freight vehicles (172,167,100 tons), an increase of 43,000 (2,493,800 tons), of which 3,587,100 were ordinary trucks (44,345,100 tons), a decrease of 289,800 (2,816,800 tons), 686,800 were special-purpose trucks (8,177,500 tons), an increase of 52,500 (640,300 tons), 3,703,700 were tractor units, an increase of 161,900, and 3,732,000 were trailers, an increase of 118,400.

Table 3

Composition of vehicles operating on national roads at the end of 2023

(c)Waterways

At the end of the year, water transport vessels nationwide owned was 118,300, a decrease of 3,600 over the end of last year, the deadweight cargo capacity was 301,000,000 tons, an increase of 3,000,000 tons, the passenger capacity was 812,500 passenger seats, a decrease of 49,300 and the container capacity was 3,042,400 TEUs, an increase of 55,200 TEUs.

Table 4 Composition of water transportation vessels nationwide at the end of 2023

(d)Civil Aviation

At the end of the year, there were 4,270 national transportation aircraft on the register, an increase of 105 over the end of last year. Among them, 4,013 were passenger airplanes, an increase of 71, and 257 were cargo airplanes, an increase of 34.

(e)Urban Passenger Transportation

At the end of the year, the nation owned 682,500 buses and trams, a decrease of 20,700 vehicles and trams over the end of last year, including 473,900 all-electric vehicles, an increase of 18,500 representing a proportion of 69.4% of the buses and trams, an increase of 4.7 percentage points. There were 66,700 urban rail transportation vehicles, an increase of 4,100 vehicles. There were 1,367,400 cruising rental taxis, an increase of 5,400 vehicles. There were 180 urban passenger ferry vessels.

Other
0.04%
Gasoline Vehicle
7.0%
Hydrogen Vehicle
0.7%
Natural Gas Vehicle
10.8%
Hybrid Vehicle
11.1%
Dual Fuel Vehicle
0.2%
Trolleybus
0.4%
All-electric Vehicle
69.4

Fig. 4 Composition of buses and trams at the end of 2023 (by fuel types)

Table 5

National Urban Passenger Transportation Equipment Ownership from 2019 to the end of 2023

III.Transportation Services

The annual commercial freight volume was 54.747 billion tons, an increase of 8.1% over last year, and the freight turnover was 24,064.6 billion ton-kilometers, an increase of 6.3%. The annual volume of inter-regional personnel movements was 61.288 billion, an increase of 30.7%.

Fig. 5 Composition of commercial freight volume in 2023 (by modes of transport)

Fig. 6 Composition of inter-regional passenger volume in 2023 (by modes of transport)

(a)Railroads

The annual total shipment volume was 5.035 billion tons, an increase of 1.0% over last year, and the total freight turnover was 3,646 billion ton-kilometers, an increase of 1.4%.

The annual passenger volume was 3.855 billion passengers, an increase of 130.4% over last year, and the passenger turnover was 1,472.9 billion passenger-kilometers, an increase of 123.9%.

(b)Roads

The annual commercial freight volume was 40,337 million tons, an increase of 8.7% over last year, the cargo turnover was 7,395,000 million tons, an increase of 6.9%.

The annual highway passenger traffic volume was 56.556 billion, an increase of 26.1% over last year. Among them, business passenger traffic volume of 11.012 billion, an increase of 22.4%, business passenger turnover of 474.004 billion person-kilometers, an increase of 38.1%: non-bus travel volume of 45.545 billion, an increase of 27.0%.

(c)Waterways

The annual commercial freight volume was 9.367 billion tons, an increase of 9.5% over last year, and the freight turnover was 12,995.2 billion ton-kilometers, an increase of 7.4%. Among them, the inland river freight volume was 4.791 billion tons, an increase of 8.8%, and the inland river freight turnover was 2,077.3 billion ton-kilometers, an increase of 9.2%; the ocean freight volume was 4.577 billion tons, an increase of 10.2%, and the ocean freight turnover was 10,917.9 billion ton-kilometers, an increase of 7.1%.

The annual business travel volume was 258,000,000, an increase of 121.6% over last year, and the business passenger turnover was 5.377 billion passenger-kilometers, an increase of 137.9%.

The annual port cargo throughput was 16.973 billion tons, an increase of 8.2% over last year. Among them, the inland river port cargo throughput was 6.139 billion tons, an increase of 10.5%, the coastal port cargo throughput was 10.835 billion tons, an increase of 6.9%, while the foreign trade cargo throughput was 5.047 billion tons, an increase of 9.5%, and the domestic trade cargo throughput was 11.926 billion tons, an increase of 7.7%. The container throughput was 0.310 billion TEUs, an increase of 4.9%. The containers shipped by rail-water intermodal transportation volume was 101.836 billion TEUs, an increase of 15.9%.

The annual port passenger throughput was 78,445,300, an increase of 101.8% over last year. Among them, the inland river port passenger throughput was 3,441,200 passengers, an increase of 781.6%, and the coastal port passenger throughput was 75,004,100 passengers, an increase of 94.9%.

Table 6 Composition of national port cargo throughput in 2023

Categories	Unit	Volume	Increase over last year (%)
Cargo throughput	**100 million tons**	**169.73**	**8.2**
Of which: foreign trade	100 million tons	50.47	9.5
Domestic trade	100 million tons	119.26	7.7
Of which: coals and products	100 million tons	30.36	6.0
Petroleum, natural gas and products	100 million tons	14.34	10.5
Metal ore	100 million tons	26.16	6.1
Container	100 million TEUs	3.10	4.9
Inland river	100 million TEUs	0.38	9.2
Coastal	100 million TEUs	2.72	4.3

(d)Civil Aviation

The annual cargo and mail volume was 7,353,800 tons, an increase of 21.0% over the last year, and the cargo and mail turnover was 28.362 billion ton-kilometers, an increase of 11.6%.

The annual passengers handled was 620,000,000, an increase of 146.1% over last year, and the passenger turnover was 1,030.9 billion passenger-kilometers, an increase of 163.4%. The domestic air passenger volume was 0.591 billion, an increase of 136.3% over last year, including 6,684,500 passengers carried by Hong Kong, Macao, and Taiwan routes, an increase of 1324.7%, and 29,059,500 passengers carried by international routes, an increase of 1461.7%.

The annual civilian airport cargo and mail throughput was 16,833,100 tons, an increase of 15.8% over last year, and the passenger throughput was 1.26 billion tons, an increase of 142.2%.

(e)Postal

The annual volume of mail delivery business in the postal industry amounted to 162.48 billion pieces, an increase of 16.8% over last year, and the business income of the postal industry (excluding the direct operating revenue of the Postal Savings Bank) amounted to RMB 1,529.3 billion, an increase of 13.2%.

The annual volume of express delivery service was 132.07 billion pieces, an increase of 19.4% over last year, and the income of express delivery service was RMB 1,207.4 billion, an increase of 14.3%.

(f)Urban Passenger Transportation

The annual urban passenger volume was 101 billion passengers, an increase of 27.7% over last year. Among them, the passenger volume of urban buses and trams was 38.05 billion passengers, an increase of 18.0%; the passenger volume of urban rail transportation was 29.389 billion passengers, an increase of 52.2%; the passenger volume of cruising rental taxis was 33.478 billion passengers, an increase of 21.7%; and the passenger volume of urban passenger ferries was 0.083 billion passengers, an increase of 85.3%.

Fig.7 National urban passenger handled composition in 2023 (by modes of transport)

IV.Transportation Fixed Assets Investment

The annual investment in transportation fixed assets was RMB 3,914.2 billion, an increase of 1.5% over last year. Among them, the investment in highways and waterways fixed assets was RMB 3,025.6 billion, an increase of 0.2%.

RMB 100 million
40,000
30,000
20,000
10,000
0
32,450
34,783
36,220
38,545
39,142
2019
2020
2021
2022
2023

Fig. 8  Transportation Fixed Assets Investment in 2019-2023

(a)Railroads

The annual investment in rail fixed assets was RMB764.5 billion, an increase of 7.5% over last year.

(b)Roads

The annual investment in highway fixed assets was RMB2,824 billion, a decrease of 1.0% over last year. Among them, expressways were RMB 1595.5 billion, a decrease of 1.9% over last year, ordinary national and provincial highways were RMB613.6 billion, an increase of 1.0% over last year, and highways in rural areas were RMB484.3 billion, an increase of 0.7% over last year.

The annual investment in the 832 poverty-alleviated counties nationwide was RMB718.3 billion in fixed assets for highways.

(c)Waterways

The annual investment in waterways fixed assets was RMB201.6 billion, an increase of 20.1% over last year. Among them, inland river construction was RMB105.2 billion, an increase of 21.3% over last year, and coastal construction was RMB 91.2 billion, an increase of 14.8% over last year.

(d)Civil Aviation

The annual investment in civil aviation fixed assets was RMB124.1 billion, an increase of 0.8% over last year.

V.Safe Production

(a)Railroads

During the year, there were no particularly significant or major accidents in rail traffic on the national railroads, and there were only 2 relatively serious accidents, 3 cases less than last year. The number of fatalities in rail traffic accidents decreased by 7.5%.

(b)Roads and Water Transportation

During the year, there were 89 water transport accidents (accident level) involving transportation vessels, a decrease of 13.6% over last year, with 78 missing persons, decreased by 11.4% and 24 shipwrecks, a decrease of 27.3%. The Maritime Search and Rescue Coordination Center at all levels nationwide coordinated a total of 1,591 search and rescue operations, successfully rescuing 897 Chinese and foreign vessels in distress and 10,269 Chinese and foreign passengers in distress in China's search and rescue area of responsibility.

There were no major and significant accidents in the field of road and water transportation construction during the year, with 60 manufacturing safety accidents and 80 fatalities.

(c)Civil Aviation

Civil aviation safety operation was stable and controllable throughout the year, with a 10-year rolling value of 0.0249 for the major accident rate of one million flights in transportation aviation and 0.0358 for the accident rate of 10,000 flights in general aviation, and all the indexes were well under control within the annual safety target.

(d) Postal

During the year, there were three fatal accidents involving production safety at the operating sites of courier enterprises.

VI.Technological Innovation and Building Expert Teams

At the end of the year, there were 60 industry key laboratories in the field of highways and waterways, 86 industry R&D centers and 13 industry field scientific observation and research bases. A national key laboratory alliance in the field of transportation comprising 15 national key laboratories was established.

A total of 287 national and industrial standards were issued in the transportation industry throughout the year.

Throughout the year, a total of 4 people from the Ministry of Transportation and Communications were selected for national-level major talent projects, 4 groups were honored as national advanced groups in popularization of science, and 3 people were selected as national advanced workers in popularization of science. In the plan to promote scientific and technological innovation talents in the transportation industry, 20 people were selected as scientific and technological innovation leaders, 30 people were selected as young top-notch talents, and 10 innovation teams were selected as innovation teams in key fields. A total of 335 people were awarded the title of "National Transportation Skilled Worker", 114 groups were awarded the "21st National Youth Civilization" jointly recognized by the Central Committee of the Communist Youth League and the Ministry of Transportation and Communications, 20 individuals (teams) were selected as the second "Most Beautiful Port and Navigator", 1 individual was selected as the second "Most Beautiful Port and Navigator" special tribute figure, 10 individuals were selected as the "Most Beautiful Maritime Person", 100 individuals were selected as the "Most Beautiful Truck Driver", of which 10 individuals were selected as the "Top Ten Most Beautiful Truck Drivers".

Notes:

1.Statistics for Hong Kong, the Macao Special Administrative Region, and Taiwan Province are excluded from this bulletin. Some data are not equal to totals and sub-totals due to rounding.

2.The statistical scope of highway vehicles in operation is the coach buses and cargo vehicles registered in the highway transportation management department that are in operation and the latest annual review date is within two years.

3.The operating commercial freight volume is the total finished number of railroads, highways, waterways and civil aviation, excluding pipeline data.

4.The volume of inter-regional passenger traffic refers to the scale of international, intercity, urban-rural business, tourism and other inter-regional passenger traffic, and is the number of railroads, highways, waterways, and civil aviation completed, excluding urban passenger traffic.

5.The volume of business passenger transportation on highways includes the volume of passenger transportation by shuttle buses and chartered buses, the volume of intercity and urban-rural passenger transportation by public buses and trams, and the volume of intercity and urban-rural passenger transportation by rental cars (including cruising rental cars and network-reservation rental cars).

6.Urban passenger traffic includes the passenger traffic generated by public buses and trams, rental cars (including cruising rental cars and network reservation rental cars) in cities (including counties), as well as the passenger traffic of urban rail transportation and the passenger traffic of urban passenger ferries.

Sources from:

Data in this bulletin derive from the Ministry of Transport, the National Railway Administration, the Civil Aviation Administration of China, and the State Post Bureau.